UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

MPG Office Trust, Inc.
(Name of Issuer)
7.625% Series A Cumulative Redeemable Preferred Stock, Par Value $.01 per share
(Title of Class of Securities)
559775200
(CUSIP Number)
Richard D. Holahan, Jr.
Caspian Capital Advisors, LLC
Caspian Credit Advisors, LLC
Caspian Capital LP
c/o 767 5th Avenue
New York, NY 10153
(212) 826-7500

Mariner Investment Group, LLC
500 Mamaroneck Avenue, Suite 101
Harrison NY, 10528
(914) 798-4200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 6, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	559775200

1	NAMES OF REPORTING PERSONS Mariner Investment Group, LLC[1]

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		863,047

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		863,047

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	863,047

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA

Page 2 of 9 Pages

CUSIP No.	559775200

1	NAMES OF REPORTING PERSONS Caspian Capital LP1

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		863,047

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		863,047

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	863,047

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA

Page 3 of 9 Pages

CUSIP No.	559775200

1	NAMES OF REPORTING PERSONS Caspian Capital Advisors, LLC[1]

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		262,936

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		262,936

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	262,936

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

Page 4 of 9 Pages

CUSIP No.	559775200

1	NAMES OF REPORTING PERSONS Caspian Credit Advisors, LLC[1]

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		516,489

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		516,489

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	516,489

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
1 The shares described herein are held as follows: Caspian Capital Partners, L.P., 262,936; Mariner LDC, 83,662; Caspian Select Credit Master Fund Ltd., 475,304, and Caspian Solitude Master Fund LP, 41,185 (collectively, the “Accounts”).

Page 5 of 9 Pages

Item 1. Security and Issuer.
This Schedule 13D/A (this “Amendment No. 1”) amends the Schedule 13D filed on November 29, 2010 (the “Original Schedule 13D” and the Original Schedule 13D as amended hereby, the “Schedule 13D”) by Mariner Investment Group, LLC, Caspian Capital LP, Caspian Capital Advisors, LLC, and Caspian Credit Advisors, LLC with respect to the 7.625% Series A Cumulative Redeemable Preferred Stock, par value $.01 per share (the “Preferred Stock”) of MPG Office Trust, Inc., a Maryland corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D. This Amendment No. 1 amends Items 2, 4 and 5 as set forth below.
Item 2. Identity and Background.
Item 2 of the Schedule 13D is hereby amended and supplemented by the addition of the following:
(a) This Statement is also being filed on behalf of Caspian Capital LP (“Caspian Capital”), a Delaware limited partnership.
(b) The principal business address of each of Caspian Capital, Caspian Advisors and Caspian Credit (collectively with Mariner, the “Reporting Persons”) and the Principals is 767 5th Avenue, New York, NY 10153. The principal business address of Mariner is 500 Mamaroneck Avenue, Suite 101, Harrison, NY 10528.
(c) In connection with a re-organization, Mariner entered into a sub-advisory agreement and managed account agreement with Caspian Capital, an entity controlled by the Principals, pursuant to which Caspian Capital will provide investment advisory services in respect of certain portfolios, including the Accounts.
(d) During the last five years, Caspian Capital has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, Caspian Capital has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
(f) Caspian Capital is a Delaware limited partnership.
Item 4. Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:
On November 29, 2010, each of the Reporting Persons (other than Caspian Capital) and Aristeia delivered to the Issuer the Meeting Request calling for a Special Meeting to elect the Preferred Directors, and nominating the Nominees as nominees to be elected as members of the Board of Directors of the Issuer at the Special Meeting. The Shares held by the Accounts, together with the shares of Preferred Stock held by Aristeia, as reported in the Aristeia 13D, together represent in excess of 10% of the issued and outstanding Preferred Stock as of the date of submission of the Meeting Request. As previously stated, the Issuer’s Articles Supplementary provide that holders of 10% of the outstanding Preferred Stock are entitled to request that the Company call a special meeting to elect Preferred Directors.
On December 10, 2010, the Issuer announced that a Special Meeting has been called for Wednesday, February 2, 2011, at 8:00 A.M., local time, in Conference Room 3E at the offices of Latham & Watkins LLP, 355 South Grand Avenue, Los Angeles, California 90071. The Board of Directors of the Issuer has fixed the close of business on December 20, 2010 as the record date for the determination of holders of the Preferred Stock entitled to notice of, and to vote at, the Special Meeting.
Since the Issuer has duly called the requested Special Meeting, the parties have at this time elected to terminate the Letter Agreement between the Reporting Persons (other than Caspian Capital) and Aristeia, such termination effective as of January 6, 2011. Neither the Reporting Persons nor Aristeia has any further obligation to the other after the date hereof, except for expense re-imbursement obligations under the Letter Agreement that accrued prior to the date hereof. The Reporting Persons intend to vote all of the shares beneficially owned by them for the election of the Nominees at the Special Meeting and intend to solicit proxies in connection with the Special Meeting.

Page 6 of 9 Pages

As previously stated, the Reporting Persons do not believe that the limited voting rights of the Preferred Stock should result in the Shares being deemed to be voting, equity securities subject to the reporting obligations under Section 13(d) of the Act. Nevertheless, the Reporting Persons adopted a conservative position with respect to the matter and as a result made its initial filing on Schedule 13D. Notwithstanding the foregoing, with the termination of the Letter Agreement and the delivery of the Meeting Request to the Issuer, any group within the meaning of Rule 13d-5(b) under the Act that may have been deemed to have been formed with Aristeia has been terminated, effective as of the date hereof. The Reporting Persons expressly disclaim membership in a group with, and beneficial ownership of any securities beneficially owned by, Aristeia or any other person (other than those reported herein).
As a holder of Preferred Stock, the Reporting Persons intend to review their investment in the Issuer on a continuing basis and may take such actions with respect to its investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional Preferred Stock and/or Common Stock, selling some or all of their Preferred Stock, engaging in hedging or similar transactions with respect to the Preferred Stock and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D. Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Company.
Item 5 of the Schedule 13D is hereby amended and supplemented by the addition of the following:
With the termination of the Letter Agreement and the delivery of the Meeting Request to the Issuer, any group within the meaning of Rule 13d-5(b) under the Act that may have been deemed to have been formed with Aristeia has been terminated, effective as of January 6, 2011. The Reporting Persons expressly disclaim prior membership in a group with, and beneficial ownership of any securities beneficially owned by, Aristeia or any other person (other than those reported herein).
Item 7. Material to be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:
Exhibit 2: Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Act.

Page 7 of 9 Pages

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 7, 2011

MARINER INVESTMENT GROUP, LLC
By:	/s/ Charles R. Howe II
	Name:	Charles R. Howe II
Title: President

CASPIAN CAPITAL LP
By:	/s/ Richard D. Holahan, Jr.
	Name:	Richard D. Holahan, Jr.
Title: Authorized Signatory

CASPIAN CAPITAL ADVISORS, LLC
By:	/s/ Richard D. Holahan, Jr.
	Name:	Richard D. Holahan, Jr.
Title: Authorized Signatory

CASPIAN CREDIT ADVISORS, LLC
By:	/s/ Richard D. Holahan, Jr.
	Name:	Richard D. Holahan, Jr.
Title Authorized Signatory

Page 8 of 9 Pages

Exhibit 2
JOINT FILING AGREEMENT
PURSUANT TO RULE 13D-1(k)1
The undersigned acknowledge and agree that the foregoing Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.
Date: January 7, 2011

MARINER INVESTMENT GROUP, LLC
By:	/s/ Charles R. Howe II
	Name:	Charles R. Howe II
Title: President

CASPIAN CAPITAL LP
By:	/s/ Richard D. Holahan, Jr.
	Name:	Richard D. Holahan, Jr.
Title: Authorized Signatory

CASPIAN CAPITAL ADVISORS, LLC
By:	/s/ Richard D. Holahan, Jr.
	Name:	Richard D. Holahan, Jr.
Title: Authorized Signatory

CASPIAN CREDIT ADVISORS, LLC
By:	/s/ Richard D. Holahan, Jr.
	Name:	Richard D. Holahan, Jr.
Title: Authorized Signatory

Page 9 of 9 Pages